EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2020	September 30, 2021	September 30, 2021
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	132,398	81,425	1,119.1
Term deposits		105,787	53,189	731.0
Investments in marketable equity securities		—	3,792	52.1
Accounts receivable, less allowance for doubtful accounts of RUB 1,798 and RUB 2,570, respectively	4	25,440	32,111	441.3
Prepaid expenses		6,727	12,902	177.4
Inventory		4,810	7,039	96.7
Funds receivable, net		2,289	2,685	36.9
Investments in debt securities		—	657	9.0
VAT reclaimable		7,573	12,310	169.2
Other current assets	4	5,377	6,957	95.6
Total current assets		290,401	213,067	2,928.3
Property and equipment, net	7	61,772	88,788	1,220.3
Operating lease right-of-use assets	8	20,800	37,097	509.8
Intangible assets, net	9	21,842	22,946	315.4
Content assets, net	11	7,464	12,704	174.6
Goodwill	9	104,275	117,701	1,617.6
Long-term prepaid expenses		1,391	3,011	41.5
Investments in non-marketable equity securities		1,135	3,923	53.9
Deferred tax assets		1,639	5,736	78.8
Other non-current assets	4	4,893	7,620	104.7
Total non-current assets		225,211	299,526	4,116.6
TOTAL ASSETS		515,612	512,593	7,044.9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	4	43,634	87,172	1,198.0
Income and non-income taxes payable	4	12,573	12,804	176.0
Deferred revenue		6,645	7,777	106.9
Bank deposits and liabilities, current		—	91	1.3
Total current liabilities		62,852	107,844	1,482.2
Convertible debt	13	83,277	83,549	1,148.3
Deferred tax liabilities		3,705	2,910	40.0
Operating lease liabilities	8	12,830	26,218	360.3
Finance lease liabilities	8	3,387	13,697	188.2
Bank deposits and liabilities, non current		—	141	1.9
Other accrued liabilities		1,459	4,109	56.6
Total non-current liabilities		104,658	130,624	1,795.3
Total liabilities		167,510	238,468	3,277.5
Commitments and contingencies	11, 12
Redeemable noncontrolling interests		3,167	1,058	14.5
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 323,800,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 322,860,322, Class B: 35,708,674 and 35,698,674, and Class C: nil)		278	281	3.9
Treasury shares at cost (Class A: 1,928,621 and 940,157, respectively)		(6)	(3,361)	(46.2)
Additional paid-in capital		160,857	108,804	1,495.4
Accumulated other comprehensive income		17,923	16,570	227.7
Retained earnings		145,789	135,920	1,868.0
Total equity attributable to Yandex N.V.		324,841	258,214	3,548.8
Noncontrolling interests		20,094	14,853	204.1
Total shareholders’ equity		344,935	273,067	3,752.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,612	512,593	7,044.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended September 30,			Nine months ended September 30,
	Notes	2020	2021	2021	2020	2021	2021
		RUB	RUB	$	RUB	RUB	$
Revenues	15	58,335	91,305	1,254.9	146,745	245,843	3,378.8
Operating costs and expenses:
Cost of revenues(1)		22,141	45,671	627.7	54,288	121,487	1,669.7
Product development(1)		9,414	12,222	168.0	26,312	34,465	473.7
Sales, general and administrative(1)		15,742	32,961	453.0	41,740	83,532	1,148.0
Depreciation and amortization		4,780	6,135	84.3	12,842	17,033	234.1
Total operating costs and expenses		52,077	96,989	1,333.0	135,182	256,517	3,525.5
Income/(loss) from operations		6,258	(5,684)	(78.1)	11,563	(10,674)	(146.7)
Interest income	4	1,009	1,146	15.8	2,708	3,503	48.1
Interest expense		(723)	(938)	(12.9)	(1,626)	(2,592)	(35.6)
Effect of Yandex.Market consolidation		19,230	—	—	19,230	—	—
Other income/(loss), net	4	(440)	2,690	36.9	799	3,373	46.4
Net income/(loss) before income taxes		25,334	(2,786)	(38.3)	32,674	(6,390)	(87.8)
Income tax expense	10	3,573	1,122	15.4	9,229	5,402	74.3
Net income/(loss)		21,761	(3,908)	(53.7)	23,445	(11,792)	(162.1)
Net loss attributable to noncontrolling interests		239	523	7.2	952	1,551	21.4
Net income/(loss) attributable to Yandex N.V.		22,000	(3,385)	(46.5)	24,397	(10,241)	(140.7)
Net income/(loss) per Class A and Class B share:
Basic	2	62.61	(9.32)	(0.13)	72.49	(28.28)	(0.39)
Diluted	2	60.72	(9.32)	(0.13)	70.27	(28.28)	(0.39)
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	351,372,700	363,390,831	363,390,831	336,558,174	362,097,366	362,097,366
Diluted	2	361,941,154	363,390,831	363,390,831	346,728,394	362,097,366	362,097,366

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	111	117	1.6	325	367	5.0
Product development	2,337	2,734	37.6	6,617	8,768	120.5
Sales, general and administrative	1,505	2,284	31.4	3,971	6,666	91.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Net income/(loss)	21,761	(3,908)	(53.7)	23,445	(11,792)	(162.1)
Foreign currency translation adjustment:
Foreign currency translation and other, net of tax of nil	10,590	135	1.9	18,308	(1,239)	(17.0)
Reclassification adjustment, net of tax of nil	893	—	—	893	—	—
Total other comprehensive income/(loss)	11,483	135	1.9	19,201	(1,239)	(17.0)
Total comprehensive income/(loss)	33,244	(3,773)	(51.8)	42,646	(13,031)	(179.1)
Total comprehensive (income)/loss attributable to noncontrolling interests	(827)	626	8.6	(1,152)	1,437	19.7
Total comprehensive income/(loss) attributable to Yandex N.V.	32,417	(3,147)	(43.2)	41,494	(11,594)	(159.4)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2020	2021	2021
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		23,445	(11,792)	(162.1)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	7	10,218	12,719	174.8
Amortization of intangible assets	9	2,624	4,314	59.3
Amortization of content assets	11	2,276	5,445	74.8
Operating lease right-of-use assets amortization and the lease liability accretion		7,036	8,040	110.5
Amortization of debt discount and issuance costs	13	1,141	1,554	21.4
Share-based compensation expense	14	10,913	15,801	217.2
Deferred income tax benefit		(15)	(5,403)	(74.3)
Foreign exchange gains	4	(3,632)	(86)	(1.2)
Effect of Yandex.Market consolidation		(19,230)	—	—
Other		3,289	(2,286)	(31.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		222	(6,437)	(88.5)
Prepaid expenses and other assets		808	(17,273)	(237.3)
Inventory		(3,907)	(2,257)	(30.9)
Accounts payable and accrued liabilities		(5,114)	9,897	136.0
Deferred revenue		666	1,173	16.1
Bank deposits and liabilities		—	(48)	(0.7)
Content assets		(4,797)	(9,603)	(132.0)
Content liabilities		523	2,132	29.3
Net cash provided by operating activities		26,466	5,890	81.0
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(17,375)	(25,742)	(353.8)
Proceeds from sale of property and equipment		74	62	0.9
Acquisitions of businesses, net of cash acquired	3	(33,469)	(8,236)	(113.2)
Investments in non-marketable equity securities		(15)	(658)	(9.0)
Proceeds from sale of marketable equity securities		—	5,652	77.7
Investments in marketable equity securities		—	(9,869)	(135.6)
Investments in term deposits		(267,957)	(240,676)	(3,307.8)
Maturities of term deposits		161,456	292,031	4,013.6
Loans granted		—	(1,103)	(15.3)
Proceeds from repayments of loans		391	1,277	17.6
Net cash (used in)/provided by investing activities		(156,895)	12,738	175.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2020	2021	2021
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		88	1,039	14.3
Repurchases of share options		(642)	(67)	(0.9)
Proceeds from issuance of convertible debt		82,046	—	—
Payment of debt issuance costs		(11)	—	—
Proceeds from issuance of ordinary shares		72,650	—	—
Ordinary shares issuance costs		(91)	—	—
Repurchases of ordinary shares		(10,165)	(3,530)	(48.5)
Repayments of overdraft borrowings		—	(397)	(5.5)
Payment of contingent consideration and holdback amount		(63)	(5,504)	(75.6)
Payment for finance leases		(311)	(436)	(6.0)
Other financing activities		(113)	(286)	(4.0)
Purchase of redeemable noncontrolling interests		(3,078)	(1,194)	(16.4)
Purchase of non-redeemable noncontrolling interests	3	(1,709)	(58,363)	(802.1)
Net cash provided by/(used in) financing activities		138,601	(68,738)	(944.7)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		28,888	(849)	(11.8)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		37,060	(50,959)	(700.4)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,820.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		93,513	81,487	1,119.9

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		56,415	132,398	1,819.6
Restricted cash and cash equivalents, beginning of period		38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,820.3
Cash and cash equivalents, end of period		93,463	81,425	1,119.1
Restricted cash and cash equivalents, end of period		50	62	0.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		93,513	81,487	1,119.9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		7,163	10,460	143.8
Cash paid for acquisitions		39,675	8,912	122.5
Convertible notes coupon paid		346	688	9.5
Interest paid for finance leases		67	301	4.1
Operating cash flows from operating leases		7,200	8,696	119.5
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		4,279	22,280	306.2
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,326	7,665	105.3
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		3,435	11,531	158.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30, 2020
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2020	1	—	350,074,420	275	(3,690)	145,975	11,528	122,944	20,524	297,556	15,081
Share-based compensation expense	—	—	—	—	—	5,683	—	—	—	5,683	—
Exercise of share options	—	—	2,195,030	—	—	44	—	—	—	44	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(47)	—	—	—	(47)	—
Reissue of shares for options exercised	—	—	—	—	3,685	(3,685)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	8,783	—	(2,183)	—	6,600	(9,523)
Foreign currency translation adjustment	—	—	—	—	—	—	9,453	—	1,066	10,519	—
Acquisition of Yandex Market	—	—	—	—	—	—	—	—	47	47	493
Disposal of investment in Yandex.Money (Note 4)	—	—	—	—	—	—	893	—	—	893	—
Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructure	—	—	—	—	—	(1,561)	71	—	(219)	(1,709)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	371	—	371	(371)
Net income	—	—	—	—	—	—	—	22,000	(242)	21,758	3
Other	—	—	—	3	(3)	(17)	—	(3)	1	(19)	—
Balance as of September 30, 2020	1	—	352,269,450	278	(8)	155,175	21,945	143,129	21,177	341,696	5,683

	Three months ended September 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783
Share-based compensation expense	—	—	—	—	—	5,071	—	—	—	5,071	—
Exercise of share options	—	—	1,759,817	—	—	174	—	—	—	174	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(59)	—	—	—	(59)	—
Reissue of shares for options exercised	—	—	—	—	1	(2)	—	—	—	(1)	—
Repurchase of shares	—	—	(581,164)	—	(3,356)	—	—	—	—	(3,356)	—
Repurchase of share options	—	—	—	—	—	216	—	(13)	—	203	(741)
Foreign currency translation adjustment	—	—	—	—	—	—	(206)	—	(103)	(309)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(16)	—	(16)	16
Transaction with Uber (Note 3)	—	—	—	—	—	(69,676)	444	—	(3,756)	(72,988)	—
Net loss	—	—	—	—	—	—	—	(3,385)	(523)	(3,908)	—
Other	—	—	—	1	(1)	—	—	4	—	4	—
Balance as of September 30, 2021	1	—	358,558,996	281	(3,361)	108,804	16,570	135,920	14,853	273,067	1,058
Balance as of September 30, 2021, $		—		3.9	(46.2)	1,495.4	227.7	1,868.0	204.1	3,752.9	14.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30, 2020
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,848	121,786	20,261	214,795	14,246
Effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,554	20,245	214,547	14,246
Share-based compensation expense	—	—	—	—	—	11,177	—	—	—	11,177	—
Exercise of share options	—	—	5,116,607	—	—	93	—	—	—	93	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(116)	—	—	—	(116)	—
Repurchases of shares	—	—	(4,228,163)	—	(10,586)	—	—	—	—	(10,586)	—
Reissue of shares for options exercised	—	—	—	—	10,993	(10,993)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	9,000	—	(2,199)	—	6,801	(9,724)
Issuance of convertible debt	—	—	—	—	—	6,792	—	—	—	6,792	—
Issue of new shares (Public Offering and PIPE)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	16,133	—	2,052	18,185	52
Acquisition of Yandex Market	—	—	—	—	—	—	—	—	47	47	493
Disposal of investment in Yandex.Money (Note 4)	—	—	—	—	—	—	893	—	—	893	—
Yandex Self-Driving and Yandex Drive Car-Sharing Businesses Restructure	—	—	—	—	—	(1,561)	71	—	(219)	(1,709)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(619)	—	(619)	619
Net income/(loss)	—	—	—	—	—	—	—	24,397	(949)	23,448	(3)
Other	—	—	—	—	(4)	195	—	(4)	1	188	—
Balance as of September 30, 2020	1	—	352,269,450	278	(8)	155,175	21,945	143,129	21,177	341,696	5,683

	Nine months ended September 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	15,899	—	—	—	15,899	—
Exercise of share options	—	—	4,929,628	—	—	1,030	—	—	—	1,030	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(180)	—	—	—	(180)	—
Reissue of shares for options exercised	—	—	—	—	4	(5)	—	—	—	(1)	—
Repurchases of shares	—	—	(581,164)	—	(3,356)	—	—	—	—	(3,356)	—
Repurchase of share options	—	—	—	—	—	627	—	1	—	628	(1,717)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	392	—	392	(392)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,795)	—	114	(1,681)	—
Transaction with Uber (Note 3)	—	—	—	—	—	(69,676)	444	—	(3,756)	(72,988)	—
Net loss	—	—	—	—	—	—	—	(10,241)	(1,551)	(11,792)	—
Other	—	—	—	3	(3)	252	(2)	(21)	(48)	181	—
Balance as of September 30, 2021	1	—	358,558,996	281	(3,361)	108,804	16,570	135,920	14,853	273,067	1,058
Balance as of September 30, 2021, $		—		3.9	(46.2)	1,495.4	227.7	1,868.0	204.1	3,752.9	14.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

Table of Contents

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2021 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2020.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of September 30, 2021, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2020, was derived from audited annual consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2020 but does not contain all of the related footnote disclosures.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, except for updates of the accounting policies in relation to the new music content acquired in 2021 and in relation to certain investments in marketable securities.

In 2021 the Company acquired music content for customers through licensing agreements with fixed payment schedules. The Company recognizes an intangible asset within the content assets, net lines of the unaudited condensed consolidated balance sheets and a corresponding liability for the amounts owed. The Company amortizes these content assets in the cost of revenues line on the unaudited condensed consolidated statements of operations based on the estimated number of paying subscribers. Payments for these content assets, including additions to assets and the changes in related liabilities, are classified within net cash from operating activities in the unaudited condensed consolidated statements of cash flows.

In 2021 the Company invested a small portion of its cash reserves in special purpose acquisition companies (“SPACs”). The Company accounts for the investments in SPACs as marketable equity securities measured at fair value with both realized and unrealized gains and losses recognized within the other income/(loss), net line of the unaudited condensed consolidated statements of operations based on the readily determinable fair values available on a securities exchange registered with the U.S. Securities and Exchange Commission. The Company presents investments in SPACs in the investments in marketable equity securities line of the unaudited condensed consolidated balance sheets. Payments for and the sales of these investments are presented in the unaudited condensed consolidated statements of cash flows within the investments in marketable securities and proceeds from sales of marketable securities lines, respectively.

The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the operating results expected for the year ending December 31, 2021 or any other future period. Additionally, there are many uncertainties regarding the ongoing coronavirus (“COVID-19”) pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it has impacted and may continue to impact its customers, employees, suppliers, vendors, and other business partners.

F-7

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 72.7608 to $1.00, the exchange rate as of September 30, 2021 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Reclassifications and changes in presentation

Certain reclassification has been made to the prior year consolidated balance sheets due to the separation of certain line items:

	As of December 31, 2020
	As previously reported	Adjustment	As revised
	RUB	RUB	RUB
Finance lease liabilities	—	3,387	3,387
Other accrued liabilities	4,846	(3,387)	1,459
VAT reclaimable	—	7,573	7,573
Other current assets	12,950	(7,573)	5,377
Total	17,796	—	17,796

Revision of Previously Issued Financial Statements

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The Company revised its previously issued consolidated financial statements for the periods impacted. Refer to Note 16 for additional information.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). ASU 2019-12 removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three and nine months ended September 30, 2020 and 2021 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

during the period and including vested restricted share units. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended September 30, 2020 and 2021, was nil and 5,762,917 respectively and for the nine months ended September 30, 2020 and 2021, was 504,000 and 8,987,457, respectively.

The convertible notes due in 2025 provide for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the three and nine months ended September 30, 2020 and 2021.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended September 30,
	2020		2021
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	19,764	2,236	(3,053)	(42.0)	(332)	(4.5)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	2,236	—	(332)	(4.5)	—	—
Reallocation of net income to Class B shares	—	(68)	—	—	—	—
Dilution in Classifieds	(22)	—	—	—	—	—
Net income/(loss), allocated for diluted	21,978	2,168	(3,385)	(46.5)	(332)	(4.5)
Weighted average ordinary shares used in per share computation — basic	315,664,026	35,708,674	327,692,157	327,692,157	35,698,674	35,698,674
Dilutive effect of:
Conversion of Class B to Class A shares	35,708,674	—	35,698,674	35,698,674	—	—
Share-Based Awards	10,568,454	—	—	—	—	—
Weighted average ordinary shares used in per share computation — diluted	361,941,154	35,708,674	363,390,831	363,390,831	35,698,674	35,698,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	62.61	62.61	(9.32)	(0.13)	(9.32)	(0.13)
Diluted	60.72	60.72	(9.32)	(0.13)	(9.32)	(0.13)

	Nine Months ended September 30,
	2020		2021
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	21,772	2,625	(9,231)	(126.9)	(1,010)	(13.8)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	2,625	—	(1,010)	(13.8)	—	—
Reallocation of net income to Class B shares	—	(80)	—	—	—	—
Dilution in Classifieds	(32)	—	—	—	—	—
Net income/(loss), allocated for diluted	24,365	2,545	(10,241)	(140.7)	(1,010)	(13.8)
Weighted average ordinary shares used in per share computation — basic	300,346,867	36,211,307	326,392,315	326,392,315	35,705,051	35,705,051
Dilutive effect of:
Conversion of Class B to Class A shares	36,211,307	—	35,705,051	35,705,051	—	—
Share-Based Awards	10,170,220	—	—	—	—	—
Weighted average ordinary shares used in per share computation — diluted	346,728,394	36,211,307	362,097,366	362,097,366	35,705,051	35,705,051
Net income/(loss) per share attributable to ordinary shareholders:
Basic	72.49	72.49	(28.28)	(0.39)	(28.28)	(0.39)
Diluted	70.27	70.27	(28.28)	(0.39)	(28.28)	(0.39)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Transaction with Uber

On August 30, 2021, the Company entered into a Framework Agreement with Uber Technologies, Inc., and certain of its affiliates (“Uber”), to restructure their joint ventures, MLU B.V. (“MLU”) and Yandex Self Driving Group B.V. (“SDG”). Pursuant to this agreement, for total consideration of $1,000 in cash, the Company has acquired from Uber its entire equity interest in SDG and an additional 4.5% (4.6% based on the total number of outstanding shares) interest in MLU, both of which were completed in September 2021, as well as Uber’s entire indirect interest in Yandex.Eats, Yandex.Lavka and Yandex.Delivery (the “Demerged Businesses”), each of which is expected to be demerged from MLU by the end of 2021. The transaction provides the Company and its employees a total of 71.0% (70.2% based on the total number of outstanding shares) ownership in the newly restructured MLU which will focus on mobility businesses, including ride-hailing and car-sharing services.

On September 7, 2021 (the “Initial Closing”), the Company paid $800 (RUB 58,363 at the exchange rate as of Initial Closing) in cash under the agreed payment terms and following the completed milestones of the transaction. The remaining $200 (RUB 14,591 at the exchange rate as of Initial Closing) of consideration is to be paid upon the completion of the demerger and subsequent transfer of Uber’s shares in Demerged Businesses, which are expected to take place by the end of 2021.

Since the Framework Agreement includes an obligation of the Company to pay $200 (RUB 14,591 at the exchange rate as of Initial Closing) upon completion of the transaction, the Company has recorded a liability of $198 (RUB 14,448 at the exchange rate as of Initial Closing), representing the present value of the remaining payment due to Uber. Upon completion of the transaction, the Company will have fully acquired the non-controlling interest relating to the Demerged Businesses. Accordingly, no earnings are allocated to the noncontrolling interest relating to the Demerged Businesses after the Initial Closing, as these interests are considered to be mandatorily redeemable. In order to account for all of the equity ownership changes contemplated in the transaction, the Company reduced the amount of the non-controlling interest and additional paid-in capital by RUB 3,756 ($51 at the exchange rate as of Initial Closing) and RUB 69,676 ($955 at the exchange rate as of Initial Closing), respectively.

Under the terms of the Framework Agreement, the Company has also received an American call option to acquire Uber’s remaining 29.0% (29.8% based on the total number of outstanding shares) interest in the newly restructured MLU during the two-year period beginning on the Initial Closing. The call option has an initial exercise price of $1,811 (RUB 132,119 at the exchange rate as of Initial Closing) which increases to approximately $2,005 (RUB 146,272 at the exchange rate as of Initial Closing) if exercised in September 2023. The call option is determined to be embedded in the non-controlling interest in the newly restructured MLU and did not fall under the guidance of ASC 480 nor meet the definition of a derivative under ASC 815. Therefore, the call option does not impact the accounting of the remaining noncontrolling interest in the newly restructured MLU.

Acquisition of Axelcroft Group

On February 2, 2021, MLU entered into a share purchase agreement (“SPA”) with Fasten CY Limited (together referred to as “parties”) and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of Vezet Group. The transaction will allow the Company to strengthen its position and enhance customer care across Russian regions. The Company expects to achieve synergies and cost reductions resulting from increased operating efficiency due to an improved balance of supply and demand in Russian regions. The Company applied the acquisition method to account for the transaction according to U.S. GAAP requirements.

The acquisition-date fair value of the consideration payable amounted to RUB 12,916 ($177.5), including RUB 7,300 ($100.3) paid in cash at the acquisition date in U.S. dollars ($96.7 at the exchange rate as of acquisition date) and a holdback amount and contingent consideration of up to RUB 5,616 ($77.2) subject to successful achievement of certain integration milestones and other purchase price adjustments.

The contingent consideration consists of up to $61.3 (undiscounted) (RUB 4,625 (undiscounted) at the exchange rate as of acquisition date) payable to Fasten CY Limited, depending on Axelcroft Group meeting defined integration performance targets. The fair value of contingent consideration at the acquisition date was estimated at $60.4 (RUB 4,557 at the exchange rate as of the acquisition date). The Company estimated the fair value of the integration

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

consideration based on probability adjusted present value of consideration expected to be transferred using significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820. Key assumptions used in these estimates include discount rates and probability assessments with respect to the likelihood of achieving the performance targets given the integration mechanism and the tools available under SPA to the parties to achieve integration milestones.

In July 2021, the parties completed the assessment of the achieved integration performance targets and determined the integration milestone payments due in connection with the acquisition of Axelcroft Group. The total amount paid was RUB 5,791 ($79.6) ($78.7 at the exchange rate as of payment date), consisting of RUB 4,509 ($62.0) ($61.3 at the exchange rate as of payment date) of integration consideration and RUB 1,282 ($17.6) of holdback amount.

Set out below is the condensed balance sheet of Axelcroft Group as of February 2, 2021, reflecting the allocation of the purchase price to net assets acquired.

February 2, 2021
RUB
ASSETS:
Cash and cash equivalents	72
Intangible assets	1,774
Goodwill	12,250
Other current and non-current assets	1,474
Total assets	15,570
LIABILITIES:
Deferred income tax liabilities	323
Other current and non-current liabilities	2,331
Total liabilities	2,654
Total net assets acquired	12,916
Total purchase consideration	12,916

Of the RUB 1,774 ($24.4) allocated to intangible assets, RUB 1,024 ($14.1) and RUB 292 ($4.0) relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names and domain names categories (Note 9), respectively, which will be amortized over a period of 10 years; and RUB 258 ($3.5) represents driver relationships, included in the customer relationships category (Note 9), that will be amortized over a period of 2 years. RUB 200 ($2.7) were assigned to IT software and technology, included in the content and software category (Note 9), which are mainly represented by driver and client mobile applications that were discontinued at the end of the technical integration period, April 2, 2021, and therefore were fully amortized as of March 31, 2021. The Company used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820.

Goodwill recognized in the amount of RUB 12,250 ($168.4) is attributable primarily to the expected synergies described above and was assigned to the Taxi reportable segment. None of the goodwill is expected to be deductible for income tax purposes.

The Company recognized separately from the acquisition RUB 408 ($5.6) of acquisition related costs that were expensed in the current period. These costs were recorded in sales, general and administrative expenses in the unaudited condensed consolidated statements of operations.

The revenue and earnings of Axelcroft Group for the period prior to acquisition would not have had a material impact on the Company’s revenue and earnings for the three and nine months ended September 30, 2021 and 2020. Accordingly, no pro forma financial information is presented. The Company has determined that the presentation of

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

revenue and earnings of Axelcroft Group from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

Acquisition of Acropol Bank

On July 16, 2021, the Company completed the acquisition of a 100% ownership interest in Commercial Bank ACROPOL, JSC (“Acropol Bank” or “Acropol”). As a result of the acquisition, the Company received all of Acropol’s licenses, including a universal banking license. Cash consideration transferred totaled RUB 986 ($13.6). The acquisition was accounted for as a business combination.

Set out below is the condensed balance sheet of the Acropol Bank as of July 16, 2021, reflecting the allocation of the purchase price to net assets acquired:

July 16, 2021
RUB
ASSETS:
Cash and cash equivalents	597
Investments in debt securities, current	556
Goodwill	105
Other current and non-current assets	44
Total assets	1,302
LIABILITIES:
Other current and non-current liabilities	316
Total liabilities	316
Total net assets acquired	986
Total purchase consideration	986

The results of operations of Acropol for the period prior to the acquisition would not have had a material impact on the Company’s results of operations for the nine months ended September 30, 2020 and 2021. Accordingly, no pro forma financial information is presented. The results of operations of Acropol after the acquisition did not have a material impact on the Company’s results of operations for the nine months ended September 30, 2021.

Other

During the nine-month period ended September 30, 2021, the Company completed other acquisitions for a total consideration of approximately RUB 1,575 ($21.6). In aggregate, RUB 6 ($0.1) cash was acquired, RUB 623 ($8.6) was attributed to intangible assets, RUB 1,071 ($14.7) was attributed to goodwill, and RUB 124 ($1.7) was attributed to deferred tax liabilities. Goodwill is mainly attributable to the Classifieds reportable segment and primarily arises due to specific synergies that result from the integration with the existing operations of other businesses or technologies of the Company.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Cash	60,006	33,631	462.2
Cash equivalents:
Bank deposits	72,369	47,573	653.8
Other cash equivalents	23	221	3.1
Total cash and cash equivalents	132,398	81,425	1,119.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and nine months ended September 30, 2020 and 2021. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Accounts Receivable, Net

Accounts receivable as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Trade accounts receivable	27,238	34,681	476.6
Allowance for credit losses	(1,798)	(2,570)	(35.3)
Total accounts receivable, net	25,440	32,111	441.3

Movements in the allowance for current expected credit losses on trade receivables for the three and nine months ended September 30, 2020 and 2021 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	1,187	2,134	29.3	815	1,798	24.7
Adoption of ASU No. 2016-13	—	—	—	214	—	—
Current period provision for expected credit losses	344	450	6.2	559	979	13.5
Write-off	(67)	(14)	(0.2)	(157)	(194)	(2.7)
Foreign exchange difference	49	—	—	82	(13)	(0.2)
Balance at the end of period	1,513	2,570	35.3	1,513	2,570	35.3

The Company’s past due receivables exceeding one year were in the amount of RUB 1,063 and RUB 1,378 ($18.9) of December 31, 2020 and September 30, 2021, respectively.

Other Current Assets

Other current assets as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Loans to employees	1,238	2,214	30.4
Prepaid income tax	1,484	1,764	24.2
Other receivables	819	724	10.0
Loans granted to third parties	528	503	6.9
Interest receivable	426	496	6.8
Contract assets	—	361	5.0
Prepaid other taxes	148	127	1.7
Loans granted to related parties	6	54	0.7
Content assets	499	—	—
Restricted cash	29	23	0.3
Other	200	691	9.6
Total other current assets	5,377	6,957	95.6

The loans granted to third parties as of September 30, 2021 represent RUB denominated loans bearing interest of 3-15% which are expected to be fully repaid, along with accrued interest within 12 months after the reporting date.

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three and nine months ended September 30, 2020 and 2021.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Loans to employees	3,855	4,868	66.9
VAT reclaimable	718	678	9.3
Contract assets	234	502	6.9
Other receivables	—	321	4.4
Loans granted to related parties	32	272	3.7
Restricted cash	19	39	0.5
Other non-current assets	35	940	13.0
Total other non-current assets	4,893	7,620	104.7

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2020 and September 30, 2021 comprised the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Trade accounts payable and accrued liabilities	27,272	46,171	634.6
Liability from transaction with Uber (Note 3)	—	14,410	198.0
Operating lease liabilities, current (Note 8)	8,620	10,078	138.5
Salary and other compensation expenses payable/accrued to employees	4,046	8,892	122.2
Content liabilities	3,326	5,684	78.1
Finance lease liability, current (Note 8)	321	1,206	16.6
Accounts payable for acquisition of businesses	49	731	10.0
Total accounts payable and accrued liabilities	43,634	87,172	1,198.0

Investments in marketable equity securities

As of September 30, 2021 investments in current marketable equity securities in the amout of RUB 3,792 ($52.1) consisted of the investments in SPACs.

Interest income

The following table presents the components of interest income for the three and nine months ended September 30, 2020 and 2021:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Bank deposits	894	887	12.2	2,280	2,859	39.3
Other	115	259	3.6	428	644	8.8
Total interest income	1,009	1,146	15.8	2,708	3,503	48.1

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Income/(loss), Net

The following table presents the components of other income/(loss), net for the three and nine months ended September 30, 2020 and 2021:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Foreign exchange gains	478	377	5.2	3,632	86	1.2
Loss from equity method investment in Yandex.Market	(119)	—	—	(2,470)	—	—
Income from investments in venture capital funds	133	2,333	32.1	148	3,187	43.8
Income from equity method investment in Yandex.Money	51	—	—	316	—	—
Loss on divestment of Yandex.Money	(926)	—	—	(926)	—	—
Other	(57)	(20)	(0.4)	99	100	1.4
Total other income/(loss), net	(440)	2,690	36.9	799	3,373	46.4

In July 2020, the Company completed the acquisition of Sberbank’s interest in Yandex.Market (approximately 50%) and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money. Prior to these transactions the Company accounted for its investments in Yandex.Market and Yandex.Money under the equity method.

Income and non-income taxes payable

Income and non-income taxes payable on the consolidated balance sheets includes income taxes payable in the amount of RUB 454 and RUB 437 ($6.0) as of December 31, 2020 and September 30, 2021, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

Reclassifications of losses out of accumulated other comprehensive income in the three and nine months ended September 30, 2020 and 2021 were as follows:

	Location	Three months ended September 30,			Nine months ended September 30,
		2020	2021	2021	2020	2021	2021
		RUB	RUB	$	RUB	RUB	$
Foreign Currency Translation Adjustment, net of tax of nil	Other income/(loss), net	893	—	—	893	—	—

For the three and nine months ended September 30, 2020, the reclassifications resulted from the sale of a 25% plus one ruble interest in the charter capital of Yandex.Money.

5.	DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. Also the Company uses derivative financial instruments to protect the Company from the risk that the future U.S. dollar-denominated cash flows related to the purchases of its servers and network equipment will be adversely affected by changes in the exchange rates.

The Company recognizes such derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the consolidated balance sheets through accumulated other comprehensive income.

The Company recognized RUB 74 ($1.0) of derivative liabilities as of September 30, 2021 in the unaudited condensed consolidated balance sheet. No derivatives were recognized as of December 31, 2020.

The effect of derivative instruments not designated as hedging instruments on income amounted to nil for the three months ended September 30, 2020 and 2021, respectively, and to a loss of RUB 1,647 and nil for the nine months ended September 30, 2020 and 2021, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

6.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2020 and September 30, 2021, including those measured at fair value on a recurring basis, consisted of the following:

	December 31, 2020				September 30, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans to employees and related parties	—	5,131	—	5,131	—	6,990	—	6,990	96.1
Loans granted to third parties	—	546	—	546	—	503	—	503	6.9
Marketable securities	—	—	—	—	3,792	—	—	3,792	52.1
Investments in debt securities	—	—	—	—	152	505	—	657	9.0
	—	5,677	—	5,677	3,944	7,998	—	11,942	164.1
Liabilities:
Convertible debt	—	119,739	—	119,739	—	126,683	—	126,683	1,741.1
Derivative contracts	—	—	—	—	—	74	—	74	1.0
Redeemable noncontrolling interests	—	—	3,167	3,167	—	—	1,058	1,058	14.5
	—	119,739	3,167	122,906	—	126,757	1,058	127,815	1,756.6

The Company measures the fair value of convertible debt and loans to employees for disclosure purposes. The carrying amount and fair value of convertible debt and loans to employees as of December 31, 2020 and September 30, 2021 were as follows:

	December 31, 2020		September 30, 2021
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans to employees and related parties	5,131	5,131	7,408	101.7	6,990	96.1
Loans granted to third parties	546	546	503	6.9	503	6.9
	5,677	5,677	7,911	108.6	7,493	103.0
Liabilities:
Convertible debt (Note 13)	83,277	119,739	83,549	1,148.3	126,683	1,741.1
	83,277	119,739	83,549	1,148.3	126,683	1,741.1

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the three and nine months ended September 30, 2020 and 2021.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Servers and network equipment	74,381	86,517	1,189.1
Land and buildings	18,587	18,857	259.2
Infrastructure systems	14,343	16,424	225.7
Office furniture and equipment	5,847	8,327	114.4
Finance lease right-of-use assets	3,858	15,865	218.0
Leasehold improvements	3,087	3,220	44.3
Other equipment	3,249	6,101	83.9
Assets not yet in use	5,817	12,386	170.2
Total	129,169	167,697	2,304.8
Less: accumulated depreciation	(67,397)	(78,909)	(1,084.5)
Total property and equipment, net	61,772	88,788	1,220.3

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 85 and RUB 252 ($3.5) as of December 31, 2020 and September 30, 2021, respectively.

Depreciation expenses related to property and equipment amounted to RUB 3,549 and RUB 4,704 ($64.6) for the three months ended September 30, 2020 and 2021, respectively, and RUB 10,218 and RUB 12,719 ($174.8) for the nine months ended September 30, 2020 and 2021, respectively.

8.	LEASES

The Company has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call centers, sorting centers, cars and warehouse equipment. The Company’s leases have remaining lease terms of 1 to 20 years, some of which include options to terminate the leases within 1 year.

The components of lease expense consist of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	817	543	7.5	1,677	1,609	22.1
Finance lease cost:
Amortization of right-of-use assets	51	311	4.3	159	610	8.4
Interest on lease liabilities	50	224	3.1	86	395	5.4
Total finance lease cost	101	535	7.4	245	1,005	13.8

Variable lease payments mainly relate to car leases for Yandex.Drive and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31,2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	20,800	37,097	509.8
Operating lease liabilities, current (Note 4)	8,620	10,078	138.5
Operating lease liabilities, non-current	12,830	26,218	360.3
Total operating lease liabilities	21,450	36,296	498.8

Finance lease liability, current (Note 4)	321	1,206	16.6
Finance lease liability, non-current	3,387	13,697	188.2
Total finance lease liabilities	3,708	14,903	204.8

Maturities of lease liabilities as of September 30, 2021 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2021	3,458	47.5	537	7.5
2022	12,169	167.2	2,141	29.4
2023	10,870	149.4	2,292	31.5
2024	6,743	92.7	2,118	29.1
2025	3,131	43.0	3,412	46.9
Thereafter	4,938	67.9	12,335	169.5
Total lease payments	41,309	567.7	22,835	313.9

Less imputed interest	(5,013)	(68.9)	(7,932)	(109.1)
Total	36,296	498.8	14,903	204.8

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Information about weighted-average remaining lease terms and weighted-average discount rates is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021
Operating leases	4.2	4.0	6.2%	6.2%
Finance leases	8.0	10.2	6.4%	7.0%

The Company recognized sublease income of RUB 2,712 and 3,457 RUB ($47.5) for the three months ended September 30, 2020 and 2021, respectively, and RUB 6,001 and 9,011 RUB ($123.9) for the nine months ended September 30, 2020 and 2021, respectively, presented within the revenues line in the unaudited condensed consolidated statements of income.

As of September 30, 2021, the Company had additional operating leases that have not yet commenced of RUB 1,903 ($26.2). These operating leases will commence in the remainder of fiscal year 2021 and 2022 with lease terms of 2 to 9 years.

As of September 30, 2021, the Company had additional finance leases of RUB 21,990 ($302.2) which have not yet commenced. These finance leases will commence in the remainder of fiscal year 2021 and 2022 with lease terms of 3 to 20 years.

9.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for the three and nine months ended September 30, 2020 and 2021 were as follows:

	Search and Portal	Taxi	Yandex. Market	Classifieds	Media Services	Other business units and initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of December 31, 2019
Gross amount of goodwill	2,527	43,682	—	5,194	2,140	—	53,543	—
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	—
	2,527	42,920	—	5,194	1,564	—	52,205	—

Acquisitions	—	42	—	—	—	—	42	—

Balance as of June 30, 2020
Gross amount of goodwill	2,527	43,724	—	5,194	2,140	—	53,585	—
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	—
	2,527	42,962	—	5,194	1,564	—	52,247	—

Acquisitions	—	—	53,770	—	—	—	53,770	—

Balance as of September 30, 2020
Gross amount of goodwill	2,527	43,724	53,770	5,194	2,140	—	107,355	—
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	—
	2,527	42,962	53,770	5,194	1,564	—	106,017	—

Acquisitions	192	—	—	—	—	—	192	—
Remeasurement	—	—	(1,934)	—	—	—	(1,934)	—

Balance as of December 31, 2020
Gross amount of goodwill	2,719	43,724	51,836	5,194	2,140	—	105,613	1,451.5
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	(18.4)
	2,719	42,962	51,836	5,194	1,564	—	104,275	1,433.1

Acquisitions (Note 3)	—	12,250	—	—	—	46	12,296	169.0

Balance as of June 30, 2021
Gross amount of goodwill	2,719	55,974	51,836	5,194	2,140	46	117,909	1,620.5
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	(18.4)
	2,719	55,212	51,836	5,194	1,564	46	116,571	1,602.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Acquisitions (Note 3)	—	—	—	1,025	—	105	1,130	15.5

Balance as of September 30, 2021
Gross amount of goodwill	2,719	55,974	51,836	6,219	2,140	151	119,039	1,636.0
Accumulated impairment loss	—	(762)	—	—	(576)	—	(1,338)	(18.4)
	2,719	55,212	51,836	6,219	1,564	151	117,701	1,617.6

Intangible assets, net of amortization, as of December 31, 2020 and September 30, 2021 consisted of the following intangible assets:

	December 31, 2020			September 30, 2021
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Customer relationships	10,651	(1,793)	8,858	12,109	(2,427)	9,682	133.1
Content and software	8,905	(1,445)	7,460	8,608	(2,020)	6,588	90.5
Trade names and domain names	3,475	(1,696)	1,779	3,769	(2,080)	1,689	23.2
Supplier relationships	120	(18)	102	175	(30)	145	2.0
Other acquisition-related intangible assets	369	(369)	—	—	—	—	—
Total acquisition-related intangible assets:	23,520	(5,321)	18,199	24,661	(6,557)	18,104	248.8
Other intangible assets:
Technologies and licenses	7,709	(4,840)	2,869	8,584	(4,861)	3,723	51.2
Assets not yet in use	774	—	774	1,119	—	1,119	15.4
Total other intangible assets:	8,483	(4,840)	3,643	9,703	(4,861)	4,842	66.6
Total intangible assets	32,003	(10,161)	21,842	34,364	(11,418)	22,946	315.4

The following table represents the amortization of intangible assets for the three and nine months ended September 30, 2020 and 2021:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Acquisition-related intangible assets	739	796	10.9	1,251	2,537	34.9
Other intangible assets	492	635	8.8	1,373	1,777	24.4
Total amortization of intangible assets	1,231	1,431	19.7	2,624	4,314	59.3

10.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC is subject to federal and local income tax at a combined nominal rate of 20% for the three and nine months ended September 30, 2020 and 2021. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three and nine months ended September 30, 2020 and 2021.

The Company recorded income tax expense of RUB 3,573 and RUB 1,122 ($15.4) for the three months ended September 30, 2020 and 2021, respectively, and RUB 9,229 and RUB 5,402 ($74.3) for the nine months ended September 30, 2020 and 2021, respectively.

The Company’s tax provision for income taxes for interim periods is determined based on actual effective tax rate. The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and nine months ended September 30, 2020 and 2021 was as follows:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Expected provision at Dutch statutory income tax rate of 25%	6,334	(697)	(9.6)	8,169	(1,598)	(22.0)
Effect of:
Non-deductible share‑based compensation	1,017	1,284	17.6	2,757	3,950	54.3
Accrual/(reversal) of unrecognized tax benefit	(6)	(1)	—	48	1,300	17.9
Expenses not deductible for tax purposes	551	510	7.0	1,548	1,411	19.4
Change in valuation allowance	878	1,486	20.4	2,189	2,296	31.6
Tax on intercompany dividends	287	(1,375)	(18.9)	666	(838)	(11.5)
Equity method loss of Yandex.Market	30	—	—	618	—	—
Effect of Yandex.Market consolidation	(4,807)	—	—	(4,807)	—	—
Difference in foreign tax rates	(785)	(132)	(1.8)	(1,830)	(923)	(12.7)
Other	74	47	0.7	(129)	(196)	(2.7)
Provision for income taxes	3,573	1,122	15.4	9,229	5,402	74.3

As of December 31, 2020 and September 30, 2021, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 157 and RUB 585 ($8.0), respectively, as a component of other accrued liabilities in the consolidated balance sheets.

As of December 31, 2020 and September 30, 2021, RUB 427 and RUB 1,459 ($20.1), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

Movements in the valuation allowance for the three and nine months ended September 30, 2020 and 2021 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of the period	(4,531)	(8,248)	(113.4)	(3,810)	(7,840)	(107.8)
Charges to expenses, net	(878)	(1,486)	(20.4)	(2,189)	(2,296)	(31.6)
Acquisition-related change	(796)	—	—	(796)	442	6.1
Other	160	211	2.9	750	171	2.4
Balance at the end of the period	(6,045)	(9,523)	(130.9)	(6,045)	(9,523)	(130.9)

11.	CONTENT ASSETS, NET

Content assets, net as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Licensed content, net
Released licensed content, net	5,882	8,073	111.0
Advances for licensed content	—	852	11.6
Produced content, net
Released, less amortization	844	1,658	22.8
Completed and not released	116	—	—
In production and in development	1,121	2,121	29.2
Total	7,963	12,704	174.6
Less current content assets, net	499	—	—
Сontent assets, net	7,464	12,704	174.6

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The following table represents the amortization of content assets for the three and nine months ended September 30, 2020 and 2021:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Licensed content	690	2,271	31.2	2,043	5,248	72.1
Produced content	38	102	1.4	233	197	2.7
Total amortization of content assets	728	2,373	32.6	2,276	5,445	74.8

During the nine months ended September 30, 2021 the Company has entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 1,497 in 2021, RUB 1,327 in 2022, RUB 882 in 2023 and RUB 42 in 2024 and thereafter.

12.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2020 and September 30, 2021, the Company recorded liabilities of RUB 39 and RUB 7 ($0.1) respectively, in the accounts payable and accrued liabilities line of the consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of September 30, 2021, the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,399 ($46.7) and include, among others, employment related claims, data and privacy matters, claims for compensation in connection with car accidents in the Taxi segment, claims for termination of contracts, copyright infringement claims and other matters. Regulatory matters amounted to RUB 4,377 ($60.2) and include administrative proceedings before the Russian competition authority. The Company has not recognized a liability in respect of those claims and administrative proceedings because management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. As of September 30, 2021, except for the income tax contingencies described above, the Company accrued RUB 2,415 ($33.2) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Company to pay additional amounts of tax. As of September 30, 2021, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 24,045 ($330.5).

Business, economic and other risk factors may make the Company's estimates or concentrations vulnerable to significant changes in the short term. The Company's evaluation of the effect that such risk factors may have on the unaudited condensed consolidated financial statements has not changed significantly since December 31, 2020.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.	CONVERTIBLE DEBT

The carrying value of the Company’s convertible debt as of December 31, 2020 and September 30, 2021 consisted of the following:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,344	90,951	1,250.0
Unamortized debt discount	(8,343)	(6,817)	(93.7)
Unamortized debt issuance cost	(724)	(585)	(8.0)
Total convertible debt	83,277	83,549	1,148.3

The remaining unamortized debt discount of RUB 6,817 ($93.7) as of September 30, 2021 will be amortized over the remaining life of the convertible debt, which is approximately 3.4 years.

The Company recognized RUB 504 and RUB 518 ($7.1) as interest expense related to the amortization of the debt discount and issuance expenses and RUB 173 and RUB 172 ($2.4) as interest expenses related to the contractual interest coupon for the three months ended September 30, 2020 and 2021. The Company recognized RUB 1,141 and RUB 1,554 ($21.4) as interest expense related to the amortization of the debt discount and issuance expenses and RUB 394 and RUB 520 ($7.1) as interest expense related to the contractual interest coupon for the nine months ended September 30, 2020 and 2021. The effective interest rate on the liability component for the period was 3.3%.

As of September 30, 2021, none of the conditions allowing the conversion of the Notes were met and no redemption events occurred.

For additional details related to convertible debt, see Note 13 in the notes to consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

14.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units ("RSUs")	3,419	3,968	54.5	8,743	11,644	160
Synthetic Options Programs	111	520	7.1	335	1,212	16.7
RSUs in respect of the Self-Driving Group	—	95	1.3	—	1,185	16.3
Performance Share Units ("PSUs")	—	333	4.6	—	965	13.3
Options	95	113	1.6	280	337	4.6
RSUs and Options in respect of MLU Group	115	66	0.9	1,199	202	2.8
Other Business Unit Equity Awards	213	40	0.6	356	256	3.5
Total share‑based compensation expenses	3,953	5,135	70.6	10,913	15,801	217.2

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Yandex N.V. Equity Incentive Plans

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2020	1,064,346	$15.48	10,517,968	$44.77	218,159	$94.23
Granted	650,000	27.05	4,086,660	66.5	343,001	109.75
Vested	(364,020)	15.38	(3,962,577)	49.36	-	0
Forfeited	(138,334)	14.53	(1,085,480)	48.4	(10,964)	106.31
Cancelled	—	—	(169,285)	31.37	(117,918)	103.00
Non-vested as of September 30, 2021	1,211,992	$21.82	9,387,286	$52.11	432,278	$103.85

As of September 30, 2021, there was RUB 37,684 ($517.9) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.72 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. For the nine months ended September 30, 2021 the Company granted 0.1 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 2.1 million remain outstanding as of September 30, 2021. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2020	—
Granted	2,132,749
Vested	(1,098,019)
Non-vested as of September 30, 2021	1,034,730

As of September 30, 2021, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 2.96 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The following table summarizes information about non-vested share awards:

		Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2020	452,685	RUB	1,625.0
Granted	1,679,987		3,627.8
Vested	(155,040)		5,098.4
Forfeited	(98,967)		4,918.8
Cancelled	(238,850)		890.1
Non-vested as of September 30, 2021	1,639,815	RUB	3,256.7

As of September 30, 2021, there was RUB 4,370 ($60.1) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 3.23 years.

15.	INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, Taxi, Yandex.Market, Classifieds and Media Services. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, FinTech, Yandex.Uslugi (“Services”) and Yandex.Lavka experiments in international markets (“Lavka Overseas”), that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2021, the Company introduced the following changes to its segments under which the Company reported quarterly financial results previously, in order to better reflect operational performance of businesses:

●	The Company transferred Devices and Yandex.TV from Search and Portal to the Other Business Units and Initiatives segment;
●	The Company transferred Geo from the Other Business Units and Initiatives segment to Search and Portal;
●	The Company transferred Yandex.Uslugi (“Services”) from Search and Portal to the Other Business Units and Initiatives segment;

These changes are applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	The Taxi segment includes mobility businesses, which consists of the Ride-hailing business (including Yandex.Taxi in Russia and 17 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, and Yandex.Drive, car-sharing business; the FoodTech businesses (including Yandex.Eats, a ready-to-eat and grocery delivery service, and Yandex.Lavka, a hyperlocal convenience store delivery service); and Yandex.Delivery (Logistics), a last-mile logistics solution for individuals, small and medium businesses and enterprises;

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

●	The Yandex.Market segment includes marketplace, price comparison service, and several small experiments;
●	The Media Services segment includes the subscription service Yandex.Plus, Yandex.Music, KinoPoisk, Yandex.Afisha and production center Yandex.Studio;
●	The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it is impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources for the three and nine months ended September 30, 2020 and 2021 are presented below. The CODM does not evaluate operating segments using asset information and, accordingly, the Company does not report asset information by segments.

	Three months ended September 30,			Nine months ended September 30,
	2020*	2021	2021	2020*	2021	2021
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	32,072	42,713	587.1	88,162	117,280	1,611.9
Depreciation and amortization	(3,455)	(4,106)	(56.5)	(10,133)	(11,516)	(158.3)
Adjusted operating income	13,373	16,646	228.8	32,625	44,784	615.6
Taxi:
Revenues	18,552	34,011	467.4	45,704	88,694	1,219.0
Depreciation and amortization	(443)	(675)	(9.3)	(1,295)	(1,965)	(27.0)
Adjusted operating income/(loss)	1,462	787	10.8	866	5,436	74.7
Yandex.Market:
Revenues	5,208	8,662	119.0	5,208	24,834	341.3
Depreciation and amortization	(585)	(888)	(12.2)	(585)	(2,315)	(31.8)
Adjusted operating loss	(1,169)	(12,106)	(166.4)	(1,169)	(29,028)	(399.0)
Media Services:
Revenues	1,773	4,311	59.2	4,906	11,891	163.4
Depreciation and amortization	(34)	(58)	(0.8)	(96)	(161)	(2.2)
Adjusted operating loss	(1,054)	(1,638)	(22.5)	(2,665)	(4,712)	(64.8)
Classifieds:
Revenues	1,586	2,078	28.6	3,960	5,856	80.5
Depreciation and amortization	—	(3)	—	(5)	(7)	(0.1)
Adjusted operating income/(loss)	495	465	6.4	466	1,574	21.6
Other Business Units and Initiatives:
Revenues	2,703	5,812	79.9	6,485	15,440	212.2
Depreciation and amortization	(182)	(331)	(4.5)	(486)	(861)	(11.8)
Adjusted operating loss	(2,165)	(3,870)	(53.2)	(6,132)	(10,159)	(139.6)
Eliminations:
Intersegment revenues	(3,559)	(6,282)	(86.3)	(7,680)	(18,152)	(249.5)
Depreciation and amortization	(81)	(74)	(1.0)	(242)	(208)	(2.9)
Adjusted operating income/(loss)	—	—	—	(3)	32	0.4
Total:
Revenues from external customers	58,335	91,305	1,254.9	146,745	245,843	3,378.8
Depreciation and amortization	(4,780)	(6,135)	(84.3)	(12,842)	(17,033)	(234.1)
Adjusted operating income	10,942	284	3.9	23,988	7,927	108.9

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

* Financial results of Yandex.Market for the three and nine months ended September 30, 2020 were included in Yandex’s consolidated financial results on a consolidated basis since July 24, 2020. Yandex’s portion of the results of Yandex.Market prior to the date of acquisition was recognized in the line item “Other income/(loss), net”.

The reconciliation between adjusted operating income and net income/(loss) for the three and nine months ended September 30, 2020 and 2021 is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Adjusted operating income	10,942	284	3.9	23,988	7,927	108.9
Less: share-based compensation expense	(3,953)	(5,135)	(70.6)	(10,913)	(15,801)	(217.2)
Add: interest income	1,009	1,146	15.8	2,708	3,503	48.1
Less: interest expense	(723)	(938)	(12.9)	(1,626)	(2,592)	(35.6)
Add: other income/(loss), net	(440)	2,690	36.9	799	3,373	46.4
Less: amortization of acquisition-related intangible assets	(738)	(797)	(10.9)	(1,250)	(2,537)	(34.9)
Less: compensation expense related to contingent consideration	9	(36)	(0.5)	—	(263)	(3.5)
Less: one-off restructuring cost	(2)	—	—	(262)	—	—
Add: effect of consolidation of Yandex.Market	19,230	—	—	19,230	—	—
Less: income tax expense	(3,573)	(1,122)	(15.4)	(9,229)	(5,402)	(74.3)
Net income/(loss)	21,761	(3,908)	(53.7)	23,445	(11,792)	(162.1)

The Company’s revenues for the three and nine months ended September 30, 2020 and 2021 consist of the following:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Online advertising revenues (1)	33,179	42,605	585.5	88,048	118,187	1,624.3
Revenues related to Taxi segment, excluding sales of goods	15,801	26,279	361.2	39,825	68,460	940.9
Revenues related to sales of goods	5,922	13,971	192.0	9,997	38,252	525.7
Other revenues	3,433	8,450	116.2	8,875	20,944	287.9
Total revenues	58,335	91,305	1,254.9	146,745	245,843	3,378.8
(1)	The Company records revenue net of VAT, advertising bonuses and discounts. Because it is impractical to track bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Revenues:
Russia	54,424	86,476	1,188.5	136,795	231,149	3,176.9
Rest of the world	3,911	4,829	66.4	9,950	14,694	201.9
Total revenues	58,335	91,305	1,254.9	146,745	245,843	3,378.8

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	$
Long-lived assets:
Russia	208,514	271,965	3,737.8
Finland	8,307	8,211	112.8
Rest of the world	1,692	2,433	33.4
Total long-lived assets	218,513	282,609	3,884.0

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

16.	REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex. N.V. for periods beginning in 2016 through the fourth quarter of 2020. The cumulative effect of a correction together with other immaterial discrepancies identified as of December 31, 2020 amounted to RUB 1,199 ($16.2 at the exchange rate as of December 31, 2020). The Company evaluated the materiality of the impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected prior periods. Consolidated revenues are not affected. Therefore, the Company revised its previously issued consolidated financial statements for the periods impacted.

The following table presents the impact of corrections on affected consolidated balance sheet line items as of December 31, 2020:

	As of December 31, 2020
	As previously reported	Adjustment	As revised
Selected Balance Sheets Data:	RUB	RUB	RUB
Income and non-income taxes payable	11,440	1,133	12,573
Total current liabilities	61,719	1,133	62,852
Deferred tax liabilities	3,838	(133)	3,705
Other accrued liabilities	4,689	157	4,846
Total non-current liabilities	104,634	24	104,658
Total liabilities	166,353	1,157	167,510
Additional paid-in capital	160,762	95	160,857
Accumulated other comprehensive income	17,976	(53)	17,923
Retained earnings	146,988	(1,199)	145,789
Total equity attributable to Yandex N.V.	325,998	(1,157)	324,841
Total shareholders’ equity	346,092	(1,157)	344,935

17.	SUBSEQUENT EVENTS

New grants

In November 2021, the Company granted pursuant to the 2016 Plan (i) RSUs to purchase an aggregate of up to 2,487,086 Class A shares to its employees; (ii) 267,127 Synthetic Options in respect of the Company’s business units; and (iii) 116,864 RSUs in respect of the Self-Driving Group.

Repurchases of ordinary shares

In October 2021, the Company repurchased 645,191 Class A shares at an average price of $77.71 per share, for a total amount of $50.1. Such shares will be held in treasury for use under the Company’s equity incentive plans.